April 24, 2026

Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re:    McDonald’s Corporation
Form 10-K for Fiscal Year Ended December 31, 2025
Filed February 25, 2026
File No. 001-05231

Dear Division of Corporate Finance:
McDonald's Corporation (“McDonald’s”, the “Company”, “we,” or “our”) has received your letter dated April 13, 2026 (the “Comment Letter”) with respect to the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Form 10‑K for the fiscal year ended December 31, 2025. For your convenience, the comment in your April 13, 2026 letter is repeated herein, and the Company’s response is set forth immediately below the comment.

Form 10-K for Fiscal Year Ended December 31, 2025
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Operating Results
Revenues, page 14

1. Your disclosure primarily attributes changes in revenues to positive or negative sales performance across your franchised and company‑owned restaurants within each operating segment. In describing certain measures on page 7, you identify guest counts, average check, pricing, product mix, and net restaurant unit expansion as factors that impact sales. Please provide quantitative and qualitative disclosure of all factors that materially impacted your period‑over‑period revenues, including any offsetting amounts. Refer to Item 303(a), introductory paragraph of (b) and (b)(2) of Regulation S-K. Further, consider whether a tabular or reconciliation format would more clearly convey the quantitative impact of these factors.

RESPONSE:
The Company respectfully acknowledges the Staff’s comment. As context for our response, McDonald’s is predominantly a franchisor, with franchised restaurants representing approximately 95% of McDonald’s restaurants worldwide at December 31, 2025. The Company’s revenues are principally derived from rents and royalties paid by franchisees and licensees, which are contractually calculated as a percentage of sales.

Consistent with this business model, the Company’s Management’s Discussion and Analysis focuses on explaining changes in its reported revenues by reference to changes in systemwide sales and comparable sales. Systemwide sales and comparable sales, as described on page 7 of the Company’s Annual Report on Form 10-K for fiscal year 2025, represent measures that management believes are meaningful in understanding changes in rents and royalties, as they reflect the underlying sales trends of franchised and company‑owned restaurants. The Company presents percentage changes of these measures in tabular form by operating segment (page 14) and provides accompanying qualitative and quantitative discussion throughout the section to explain material period‑over‑period changes in comparable sales and systemwide sales, including the relative impact of comparable sales growth and net restaurant unit expansion.
The components described by the Staff—such as guest counts, average check, pricing, and product mix—are underlying drivers of systemwide and comparable sales. Given the Company’s franchisor model, the availability of quantitative data supporting these individual drivers is limited, and management believes that presenting additional quantitative disaggregation of these underlying drivers would not meaningfully enhance an investor’s understanding of reported revenues beyond the information already provided through systemwide sales and comparable sales disclosures.
With respect to company‑owned restaurants, these restaurants represent less than five percent of the Company’s total systemwide restaurant base. As a result, no individual statistical driver (such as price, average check, product mix or guest counts) related solely to company‑owned restaurants would have a material impact on the Company’s consolidated revenues. In future filings, we will continue to monitor for and disclose matters that have had a material impact on period‑over‑period changes in company-owned and operated sales.
The Company also notes that, in prior periods when changes in underlying drivers, such as guest counts, materially affected sales, the Company has included enhanced qualitative discussion of those factors in its periodic filings. Based on the facts and circumstances for fiscal year 2025, the Company believes that its existing disclosures provide investors with material information necessary to understand matters that have had a material impact on period‑over‑period changes in revenues in accordance with Item 303 of Regulation S‑K.
We appreciate your consideration of the response provided herein and look forward to hearing from you. If you have any additional comments or questions regarding these matters, please do not hesitate to contact Lauren Elting at lauren.elting@us.mcd.com or me at ian.borden@us.mcd.com.

Very Truly Yours,

/s/ Ian F. Borden
Ian F. Borden Executive Vice President and Global Chief Financial Officer

cc:
Christopher J. Kempczinski, Chairman, President and Chief Executive Officer
Desiree Ralls-Morrison, Executive Vice President and Global Chief Legal Officer
Lauren B. Elting, Vice President, Chief Accounting Officer and Corporate Controller